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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                          Delta and Pine Land Company
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                               (Name of Issuer)

                         Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   247357106
                               -----------------
                                (CUSIP Number)


                               Michael D. Bryan
                               Monsanto Company
                         800 North Lindbergh Boulevard
                          St. Louis, Missouri  63167
                                (314) 694-4296
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                       Authorized to Receive Notices and
                                Communications)

                                  May 7, 1998
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 6 Pages
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247357106                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    Monsanto Company

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 43-0420020
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    N/A                                                       (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,577,776

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,577,776

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,577,776

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                   [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    6.7%

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      TYPE OF REPORTING PERSON (See Instructions)
14    CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                          Page  3  of  6  Pages
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ITEM 1.  SECURITY AND ISSUER
         -------------------

This Schedule 13D relates to shares of common stock, par value $0.10 per share (the "Shares"), of Delta and Pine Land Company, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is One Cotton Row, Scott, Mississippi 38772.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

Monsanto Company, a Delaware corporation ("Monsanto"), is filing this Schedule 13D on behalf of itself.

Monsanto and its subsidiaries are engaged in the worldwide development, manufacture and sale of agricultural products, nutrition and consumer products, pharmaceuticals and other products. The address of the principal business and principal office of Monsanto is 800 North Lindbergh Blvd., St. Louis, MO 63167.

During the past five years, Monsanto has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

On February 2, 1996, Monsanto, the Issuer and a wholly-owned subsidiary of the Issuer entered into a definitive agreement whereby Monsanto, in consideration for the sale of Hartz Cotton, Inc. to Issuer, received cash plus, on an as-adjusted basis, 800,000 shares, and rights to receive an additional 266,666 shares upon the achievement of certain commercial targets, of the Issuer's Series M Convertible Non-Voting Preferred Stock (the "Series M Preferred Stock"). No cash was paid in consideration for the Series M Preferred Stock acquired by Monsanto.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

The information set forth in Item 3 above is incorporated herein by reference.

On May 7, 1998, the Issuer's board of directors authorized the Issuer to enter into a definitive agreement (the "Merger Agreement") with Monsanto pursuant to which the Issuer shall be merged with and into Monsanto (the "Merger"). The Merger Agreement was entered into on May 8, 1998. In the Merger, each outstanding Share of the Issuer will be converted into the right to receive
 .8625 shares of Monsanto common stock, subject to adjustment under certain circumstances. As a result of the Merger, the separate existence of the Issuer will terminate, and Monsanto will be the surviving corporation in the Merger. The transaction is subject to satisfaction of certain conditions including the effectiveness of a Registration Statement on Form S-4 covering the Monsanto shares to be issued in the Merger, the receipt of applicable governmental approvals and the affirmative vote of the stockholders of the Issuer.

Pursuant to the Certificate of Designation of the Series M Preferred Stock of the Issuer (the "Certificate of Designation"), each share of Series M Preferred Stock becomes automatically convertible at the option of the holder thereof into one Share upon the Issuer entering into or proposing to enter into any agreement to merge with any other corporation.

Pursuant to the Certificate of Designation, as a result of the approval of the Merger by the Issuer's board of directors and the execution of the Merger Agreement, Monsanto believes that it has the right to convert its Series M Preferred Stock into 800,000 Shares. If Monsanto does not exercise its right to convert the Series M Preferred Stock, the Series M Preferred Stock will be canceled pursuant to the terms of the Merger Agreement. If the Series M Preferred Stock is converted, the Shares issued to Monsanto upon conversion will be canceled pursuant to the terms of the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

Monsanto may be deemed to be the beneficial owner of 2,577,776 Shares, or approximately 6.7% of the Shares outstanding, including 1,777,776 Shares actually held by Monsanto and 800,000 Shares issuable upon conversion of the Series M Preferred Stock. Monsanto has the sole power to vote and the sole power to dispose of such Shares. If the additional 266,666 shares of Series M Preferred Stock described above were issued to Monsanto,
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                                                          Page  4  of  6  Pages
                                                               ---    ---

Monsanto may be deemed to be the beneficial owner of 2,844,442 Shares, or approximately 7.4% of the Shares outstanding.

The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the number of Shares outstanding as of May 8, 1998, as represented by the Issuer in the Merger Agreement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

None.
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                                                          Page  5  of  6  Pages
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                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.


Dated: May 15, 1998

                                    MONSANTO COMPANY


                                    By:   /s/ Michael D. Bryan
                                          --------------------------------------
                                    Name:     Michael D. Bryan
                                          --------------------------------------
                                    Title:    Authorized Representative
                                           -------------------------------------
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                                                          Page  6  of  6  Pages
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                            DELEGATION OF AUTHORITY


I, Robert B. Shapiro, Chairman of the Board of Monsanto Company (the "Company"), hereby delegate authority to Steve R. Stetz, Robert T. Fraley, Susan D. Berland and Michael D. Bryan, individually or collectively, to take any and all actions deemed necessary or desirable, to acquire, directly or indirectly, up to 100% of the outstanding shares of common stock of Delta and Pine Land Company (the "DPLC Transaction"), including without limitation, executing any and all documents, instruments, schedules or agreements related, directly or indirectly, to the DPLC Transaction and take any action that I would be authorized to take in connection with the DPLC Transaction, as authorized by the Monsanto Company Board of Directors on May 7, 1998.


Dated: May 7, 1998


                                                         /s/ Robert B. Shapiro
                                                         ---------------------
                                                         Robert B. Shapiro